Exhibit (h)(vi)

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of January 25, 2016 by and between LATTICE STRATEGIES TRUST (the “Trust”), a Delaware statutory trust and a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and LATTICE STRATEGIES LLC (“Lattice”).

WHEREAS, Lattice serves as investment adviser to each portfolio of the Trust set forth in Exhibit A hereto (each a “Fund” and collectively, the “Funds”) pursuant to an Investment Advisory Agreement (the “Advisory Agreement”) between the Trust and Lattice dated April 15, 2014.

WHEREAS, pursuant to Section 3(b) of the Advisory Agreement, Lattice has agreed to pay all of the operating expenses of the Funds, excluding (i) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) compensation and expenses of the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Advisor or its affiliates (“Independent Trustees”); (iv) compensation and expenses of counsel to the Independent Trustees, (iv) compensation and expenses of the Trust’s chief compliance officer; (v) extraordinary expenses; (vi) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; and (vii) the advisory fee payable to the Advisor hereunder.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by Lattice to reimburse each Fund the operating expenses that represents the compensation and expenses of the (i) Trust’s Independent Trustees, and (ii) counsel to the Independent Trustees allocated to the Fund.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1.           With respect to each Fund, Lattice shall from the date of this Agreement reimburse the portion of the operating expenses of the Fund that represents the Fund’s allocation of the compensation and expenses of the (i) Trust’s Independent Trustees, and (ii) counsel to the Independent Trustees.

2.           With respect to each Fund, the termination date of this Agreement shall be March 1, 2017. The termination date with respect to one or more Funds may be extended by mutual agreement of the parties. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to any Fund, at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

3.            Lattice acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4.           This Agreement shall be governed by and construed under the laws of the State of New York, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

LATTICE STRATEGIES TRUST

By:	/s/ Darek Wojnar

Name: Darek Wojnar

Title: President

LATTICE STRATEGIES LLC.

By:	/s/ Albert Lee

Name: Albert Lee

Title: Treasurer

Exhibit A

Lattice Strategies Trust

Lattice Developed Markets (ex-US) Strategy ETF

Lattice Emerging Markets Strategy ETF

Lattice Real Estate Strategy ETF

Lattice U.S. Equity Strategy ETF

Lattice Global Small Cap Strategy ETF